NEOS THERAPEUTICS, INC.

2940 N. Hwy 360

Suite 400

Grand Prairie, TX 75050

July 7, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neos Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-219108

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Neos Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219108) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on July 11, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Neos Therapeutics, Inc.

By:	/s/ Vipin K. Garg
Name:	Vipin K. Garg

Title:	President and Chief Executive Officer

Cc:	Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Joseph C. Theis, Esq. (Goodwin Procter LLP)